EXHIBIT "B2"

                       RESOURCE FINANCE & INVESTMENTS LTD.

                           CODE OF BUSINESS AND ETHICS



This Code of Business Conduct and Ethics has been adopted by the Board of Directors. It describes the values, principles and practices that guide business conduct in Resource Finance & Investment Ltd ("RFI"). This code reflects the objective of management to reinforce company-wide ethical standards and to sustain a work environment that fosters integrity, respect and fairness. It is the following conviction of management that the long-term interests of the Company are best served by following the policy strictly to be lawful, highly principled and socially responsible in all business activities.

This Code is applicable to all employees and members of the Board of Directors.

1.       Compliance with Laws, Rules, and Regulations

RFI endeavors to conduct its business in compliance with applicable laws, rules and regulations and in accordance with high ethical principles. RFI also undertakes to comply with industry codes that apply to the mining and exploration industry. The Company's reputation for integrity, quality and honesty is based on this commitment and helps to ensure its long-term success.

2.       Corporate Responsibility

The Company is dedicated to operate in a manner that is economically, socially and environmentally responsible.

RFI strives to ensure that its processes, technologies and products meet applicable government or Company standards, whichever are more stringent. Quality management is an integral part of all operations.

3.       Anti-Corruption

RFI is opposed to corruption and bribery and does not tolerate practices that seek to obtain business through improper means. The Company is not allowed to offer, receive, or accept any kind of benefit to or from business partners which might compromise, or appear to compromise, the ability to make objective and fair business decisions.

4.       Insider Trading

RFI requires its employees to refrain from insider trading. This applies in particular to employees or persons who have access to non-public information about the Company. Such inside information may relate to, for example: plans; mergers; acquisitions; problems facing the Company; sales; profitability; negotiations; or financial information.

If the information is such that a reasonable investor would consider it significant in reaching an investment decision, the employee who holds the information should not buy or sell RFI securities, nor provide it to others, until it becomes public. In addition, employees should not buy or sell securities in any other company about which they have acquired material non-public information, nor provide such information to others, until it becomes public. Usage of material non-public information in the above manner may also be illegal.

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5.       Fair Working Conditions

RFI is a socially responsible employer and recognizes its employees as a great strength. The Company seeks high commitment from its employees and in return it shares business success with them. RFI is committed to providing a work environment that values diversity and the richness of international culture. Human resource policies and activities of the Company should contribute to create a workplace where every individual has the opportunity for professional and personal growth. RFI respects each individual and promotes an open exchange of views, criticisms, and ideas.

RFI is committed to providing equal employment opportunities to all individuals and does not tolerate illegal discrimination or harassment of any kind. Threats or acts of violence and physical intimidation are forbidden. The use of illegal drugs in the workplace is not tolerated.

6.       Conflict of Interest

A "conflict of interest" exists when a person has a private interest that differs from that of RFI. In conflict situations, the interests of the Company must not be compromised.

Conflicts of interest can arise in many situations including the following which require special attention:

o Employees should not receive improper personal benefits as a result of their position with the Company, or otherwise gain personal enrichment through their access to confidential information.

o All employees have a duty to advance the legitimate interests of RFI when the opportunity to do so arises. They should not take advantage of opportunities or use corporate property, information or their position for personal gain, nor compete with the Company directly or indirectly.

o Employees should not serve as directors, managers, employees, or advisors of any outside business organization that would adversely affect their motivation or performance, unless such service is specifically approved by the Company.

o RFI encourages its employees to engage in community service in their local communities and in charitable activities. However, it must be ensured that all outside activities, even charitable or pro bono activities, do not constitute a conflict of interest and are not inconsistent with their employment by the Company.
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Any conflict or potential conflict of interest should be reported and discussed with appropriate superiors.

7.       Record-keeping and Reporting

RFI applies the highest standards in the recording of information. All financial statements and books, records and accounts of the Company, whether held electronically or in print, must reflect transactions and events accurately and conform to both legal requirements and accounting principles and also the Company's system of internal accounting. Dishonest reporting within the Company, or to organizations or persons outside the Company, is strictly prohibited. RFI undertakes to deliver full, fair, accurate, timely, and understandable disclosure in all reports and documents filed or submitted by it under Bermudan law, or with the United States Securities and Exchange Commission, and in its other public communication.

8.       Protection and Proper Use of Assets

Collectively, employees have a responsibility for safeguarding and making proper and efficient use of RFI's property. Each employee also has an obligation to protect RFI's property from loss, damage, misuse, theft, embezzlement or destruction. Any situations or incidents that could lead to such a result, should be reported by employees immediately to their appropriate superior.

9.       Confidentiality and Privacy

It is RFI's policy that all personal information on employees, customers, business partners or suppliers be used diligently and treated confidentially, respecting fully all privacy rights. The protection of such information is of the highest importance and must be discharged with the greatest of care to merit the continued confidence of the persons concerned.

10.      Accountability

All employees as well as members of the Board of Directors are required to comply with the standards set forth in this Code. Violations of the Code will lead to consequences. In serious cases such consequences may include removal from office and termination of employment. Any change in, or waiver of this Code for members of the Board of Directors will require a resolution by the Board and will be disclosed to the extent required by law or stock exchange regulation.